Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Announces Disposal of Its Mainland China Enterprise Solutions Business

HONG KONG — July 19, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced that Optimix Media Asia Limited, a wholly-owned subsidiary of the Company, entered into a share purchase agreement on July 19, 2024 to sell all of its equity interest in Tetris Media Limited (“Tetris”) to BeihaiOne Limited (the “Disposal”).

Tetris and its subsidiaries are the primary entities through which the Company delivers its enterprise solutions business in mainland China. This strategic move aims to optimize the Company’s operations based on the performance of business units, enhance profitability, and realign the business focus to meet market trends and demand in the SaaS sector. After the Disposal, the Company will continue to operate its enterprise solutions business in Hong Kong and marketing solutions business in mainland China, Hong Kong and overseas.

Mr. Jian Tang, iClick’s Chief Executive Officer and Co-Founder, said, “The uncertain macroeconomic conditions and the intense competition in the SaaS market in mainland China have resulted in diminished segment margins and operating cashflows. Given the limited growth opportunity, our board of directors has decided to dispose of Tetris and its subsidiaries. We will continue our cost optimization efforts to drive greater operational efficiency, and enhance the Company’s capabilities and sustainability. We believe these will help the Company ultimately enhance financial performance as well as drive returns to the shareholders.”

In connection with the Disposal, the Company engaged an independent third-party valuer to evaluate the market value of Tetris and its subsidiaries. The consideration of the Disposal is US$80,000, which is commensurate with the equity value of Tetris and its subsidiaries as calculated by the independent third-party valuer. The Disposal was approved by the board of directors of the Company, upon the recommendation and approval of the audit committee of the board of directors.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in ten locations across Asia and Europe. For more information, please visit ir.i-click.com.

Safe Harbor Statement

This press release contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue as a going concern; its ability to secure adequate working capital and maintain sufficient liquidity; its fluctuations in growth; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:
In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com